EXHIBIT 99.1
NEWS RELEASE

FOR IMMEDIATE RELEASE
 Contact:  Yvonne “Rie” Atkinson
    410-768-8857 (office)
    ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 2Q EARNINGS

GLEN BURNIE, MD (August 11, 2011) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the second quarter.

For the three month period ended June 30, 2011, Glen Burnie Bancorp realized net income of $758,000 or $0.28 basic earnings per share.  The company reported net income of $322,000 or $0.12 basic earnings per share for the same three month period in 2010.  Net interest income after provisions for credit losses was $3,396,000 for the three month period ended June 30, 2011.  The company reported net interest income after provisions for credit losses of $2,731,000 for the same period in 2010.

Net income for the six months ended June 30, 2011 was $1,467,000 or $0.54 basic earnings per share as compared to $721,000 or $0.27 basic earnings per share for the same period in 2010.  Net interest income after provisions for credit losses for the six months ended June 30, 2011 was $6,518,000 as compared to $5,525,000 for the same period in 2010.

Total assets stood at $357,841,000 as of June 30, 2011 compared to $364,318,000 as of June 30, 2010.  Deposits were $306,735,000 on June 30, 2011 as compared to $303,250,000 on June 30, 2010.

On July 7, 2011, Glen Burnie Bancorp paid its 76th consecutive dividend to shareholders of record at the close of business on June 24, 2011.  The company had 2,707,865 common shares outstanding with approximately 450 shareholders of record on June 20, 2011.

“Our commitment to basic banking principles has continued to produce positive results as reflected by our reported earnings.  Focusing on traditional banking, serving our customers and community has produced positive and consistent results for our shareholders.” said Michael G. Livingston, President and CEO.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie®, currently maintains consolidated assets totaling more than $355 million.  Founded in 1949, The Bank of Glen Burnie® is a locally-owned community bank with eight branch offices serving Anne Arundel County.  (www.thebankofglenburnie.com)

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected.  For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited)	(audited)
	June	December
	30, 2011	31, 2010
Assets

Cash and due from banks	$7,056	$6,492
Interest bearing deposits	2,625	1,568
Federal funds sold	710	940
Investment securities	96,386	87,268
Loans, net of allowance	230,156	229,851
Premises and equipment at cost, net of accumulated depreciation	4,118	4,124
Other real estate owned	1,435	215
Other assets	15,355	16,609
Total assets	$357,841	$347,067

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$306,735	$294,444
Short-term borrowings	185	4,274
Long-term borrowings	20,000	20,000
Other liabilities	1,844	2,017
Total liabilities	328,764	320,735

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares;
issued and outstanding June 30, 2011 2,712,656;
December 31, 2010 2,702,091 shares	2,713	2,702
Surplus	9,404	9,335
Retained earnings	16,226	15,300
Accumulated other comprehensive gain (loss), net of taxes (benefits)	734	(1,005)

Total stockholders' equity	29,077	26,332

Total liabilities and stockholders' equity	$357,841	$347,067

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	(unaudited)		(unaudited)
	2011	2010	2011	2010

Interest income on
Loans, including fees	$3,486	$3,686	$6,996	$7,395
U.S. Government agency securities	412	533	753	1,013
State and municipal securities	399	339	783	660
Other	26	54	77	116
Total interest income	4,323	4,612	8,609	9,184

Interest expense on
Deposits	766	947	1,544	1,944
Junior subordinated debentures	-	220	-	440
Long-term borrowings	160	264	318	525
Short-term borrowings	1	-	4	-
Total interest expense	927	1,431	1,866	2,909

Net interest income	3,396	3,181	6,743	6,275

Provision for credit losses	-	450	225	750

Net interest income after provision for credit losses	3,396	2,731	6,518	5,525

Other income
Service charges on deposit accounts	153	157	318	318
Other fees and commissions	202	205	396	392
Other non-interest income	2	-	5	3
Income on life insurance	59	67	120	134
Gains on investment securities	73	-	261	-
Total other income	489	429	1,100	847

Other expenses
Salaries and employee benefits	1,636	1,654	3,278	3,349
Impairment of securities	70	66	92	66
Occupancy	200	197	429	420
Other expenses	981	925	1,899	1,768
Total other expenses	2,887	2,842	5,698	5,603

Income before income (benefit) taxes	998	318	1,920	769

Income tax (benefit ) expense	240	(4)	453	48

Net income	$758	$322	$1,467	$721

Net income per share of common stock	$0.28	$0.12	$0.54	$0.27

Weighted-average shares of common stock outstanding	2,708,233	2,687,501	2,705,434	2,685,384